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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c), and (d) and

AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.     )

CytRx Corporation

(Name of Issuer)

Common Stock, par value, $0.001 per share

(Title of Class of Securities)

232828 30 1 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232828 30 1	13G (Amendment No. )

1.	Names of Reporting Persons: Jack J. Luchese I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,322,530 6. Shared Voting Power 2,716(1) 7. Sole Dispositive Power 2,322,530 8. Shared Dispositive Power 2,716(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,325,246

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person (See Instructions) IN

Last Update: 11/05/2002

Item 1(a).    Name of Issuer:

CytRx Corporation

Item 1(b).    Address of Issuer’s Principal Executive Offices:

11726 San Vicente Boulevard, Suite 650, Los Angeles, California 90049.

Item 2(a).    Name of Person Filing:

Jack J. Luchese

Item 2(b).    Address of Principal Business Office or, if None, Residence:

116 Tranquility Lane, Destin, Florida 32541

Item 2(c).    Citizenship: United States of America

Item 2(d).    Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e).    CUSIP Number: 232828 30 1

Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)    ☐    Broker or dealer registered under Section 15 of the Exchange Act;

(b)    ☐    Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)    ☐    Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d)    ☐    Investment Company registered under Section 8 of the Investment Company Act;

(e)    ☐    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)    ☐    An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(F),

(g)    ☐    A parent holding company or control person , in accordance with Rule 13d 1(b)(1)(ii)(G);

(h)    ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)    ☐    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the                 Investment Company Act;

(j)    ☐    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4.    Ownership.

(a)    Amount beneficially owned: 2,325,246

(b)    Percent of class: 9.9%

(c)    Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote: 2,322,530

(ii)   Shared power to vote or to direct the vote: 2,716(1)

(iii)  Sole power to dispose or to direct the disposition of: 2,322,530

(iv)  Shared power to dispose or to direct the disposition of: 2,716(1)

Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item  7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent                   Holding Company.

Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

Not Applicable.

Item 9.    Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

Not Applicable.

(1) Shares held by reporting person’s spouse.

[Signature appears on following page.]

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 14, 2003 (Date) /s/ Jack J. Luchese Jack J. Luchese

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